May 24, 2005

Mail Stop 0409

William W. McCarten
Chief Executive Officer
DiamondRock Hospitality Company
10400 Fernwood Road, Suite 300
Bethesda, Maryland  20817

Re:	DiamondRock Hospitality Company
      Amendments No. 3 and 4 to
      Registration Statement on Form S-11 Filed May 12, 2005
      Registration No. 333-123065

Dear Mr. McCarten:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please remove the reference to selling stockholder proceeds in the pricing table.

Prospectus Summary

2. We note your response to comment 2 and your addition of a summary risk factor. However, we reissue the comment. Please include a separate section in the summary that summarizes the conflicts of interest described in the risk factor on page 29.

      Our Distribution Policy, page 13

3. Please revise here and elsewhere in the prospectus your references to "pro forma cash available for distribution." The proper term, as provided in the table on page 49, is "estimated cash available for distribution."

4. Please disclose the specific source of cash used to pay the distribution amounts that are in excess of 100% of estimated cash available for distribution. To the extent that you intend to borrow funds for these purposes, please identify the committed facility to be used for this purpose. Please add corresponding disclosure to the related risk factor on page 22 and the "Dividend Policy and Distributions" section on page 47.

      Risk Factors, page 3

5. Please revise the last bullet on page 3 to disclose which underwriters have interests in the offering other than underwriting discounts. In addition, please disclose that Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and placement agent in your July 2004 private placement and that an affiliate of Banc of America Securities LLC will receive proceeds from the offering.

      Restrictions on Ownership of our Common Stock, page 12

6. This section contains detailed information about your ownership limitations that is more appropriate for the body of the prospectus.
The summary should be limited to the most significant aspects of your company and your offering. Please revise to more concisely summarize the ownership limitations.

Risk Factors, page 20

7. Please supplementally advise us whether the restrictions on distributions and dividends provided in your loan agreements are customary lock-box provisions relating to the payment of interest and property operating expenses. If not, please provide a brief description in the risk factor of the restrictions. In addition, please reference these restrictions in the "Liquidity and Capital Resources" section of your MD&A and the discussion of restrictions on distributions in the "Dividend Policy and Distributions" section.

Part II-- Item 33

8. Please include disclosure regarding the indemnification agreements described on page 129.

Electronic Distributions- Global Consent

9. In the fourth line of the first page, the reference to "or other suitable correspondence" is too vague. Please specify how notifications will be made.

10. Please include a statement that nothing in the agreement causes the participant to waive any rights such person may have under the federal securities laws.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special
Counsel,
at (202) 551-3852, or me at (202) 551-3495 with any other
questions.

Sincerely,


Elaine Wolff
Branch Chief

cc:	Gilbert G. Menna (via facsimile)
	Goodwin Proctor LLP
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DiamondRock Hospitality Company
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